

March 22, 2011

Via Email
Michael Rabinovitch
Senior Vice President & Chief Financial Officer
Birks & Mayors Inc.
5870 North Hiatus Road
Tamarac, Florida 33321

> **Re:** **Birks & Mayors Inc.**
> **Form 20-F for the Fiscal Year Ended March 27, 2010**
> **Filed July 12, 2010**
> **File No. 001-32635**

Dear Mr. Rabinovitch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 10

1. Please include a list of each of your significant subsidiaries in this section of your filing. Please include the name, country of incorporation and your proportion of ownership interest for each significant subsidiary. In this regard, we note that you list seven subsidiaries in Exhibit 8.1 to this Form 20-F. See Item 4.C of Form 20-F and provide us with your proposed disclosure.

Availability of Products, page 13

2. We note your statement that you purchase raw materials from a "relatively limited number of sources." Please revise your disclosure to state the extent to which the prices of your principal raw materials are volatile and provide us with your proposed disclosure. In this regard, we note the risk factor on page seven regarding potential fluctuations in the prices you pay for raw materials. See Item 4.B.4 of Form 20-F.

Properties, page 16

3. We note your disclosure in the second paragraph on page 13 and elsewhere in your filing that you have manufacturing facilities in Florida and Canada. Please include a description of these facilities, including any encumbrances to the facilities, the extent to which you utilize the facilities and the facilities' productive capacities. Please provide us with your proposed disclosure. See Item 4.D of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 19

Liquidity and Capital Resources, page 25

4. We note your disclosure of the agreement between your company and Damiani International B.V. on page 27. Please disclose the anticipated sources of funds from which you will satisfy this $10.6 million purchase commitment and provide us with your proposed disclosure. See Item 5.B.3 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 41

5. Please disclose whether any of your major shareholders have different voting rights than other shareholders and, if not, please state affirmatively that they do not have any different voting rights. See Item 7.A.1(c) of Form 20-F and provide us with your proposed disclosure.

Item 9. The Offer and Listing, page 44

6. We note your statement that your Class A voting shares began to trade on the NYSE Amex in November 2005. Please disclose the annual high and low market prices of your Class A voting stock for the 2007 fiscal year. See Item 9.A.4 of Form 20-F.

Item 16A. Audit Committee Financial Expert, page 55

7. We note your statement that your "Board of Directors has decided to waive for the present time, the requirements under the audit committee's charter that at least one member of the audit committee be designated as an "'audit committee financial expert.'" Please revise your filing to state why your board of directors has decided to waive the requirement that you have an audit committee financial expert and provide us with your proposed disclosure. See Item 16.A.1(3) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director